AIS

03 JAN -2 AM 8:33

December 24, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

03003165

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 484/2002**

  Subject: Share Repurchases Report

  Date: December 24, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 1/22

AIS

December 24, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 484/2002**

  Subject: Share Repurchases Report

  Date: December 24, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 24, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 24, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 24, 2002	75,000	34.25	33.50	2,530,575

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 2,083,200 shares or equal to 0.071% of paid-up capital which is 67,670,200 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 24, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 24, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 24, 2002	75,000	34.25	33.50	2,530,575

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 2,083,200 shares or equal to 0.071% of paid-up capital which is 67,670,200 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

AIS

03 JAN -2 AM 8:33

December 23, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 483/2002**

  Subject: Share Repurchases Report

  Date: December 23, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

December 23, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS483/2002**
  Subject: Share Repurchases Report
  Date: December 23, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 23, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 23, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 23, 2002	101,700	33.75	32.75	3,374,325

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 2,008,200 shares or equal to 0.068% of paid-up capital which is 65,139,625 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 23, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 23, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 23, 2002	101,700	33.75	32.75	3,374,325

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 2,008,200 shares or equal to 0.068% of paid-up capital which is 65,139,625 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.